November 17, 2020

VIA E-mail

Stanley Howard
CEO, President
Stanley Howard Enfranchise Inc.
1705 Elston Street
Philadelphia, PA 19126

          Re: Stanley Howard Enfranchise Inc. File No. 811-23370

Dear Mr. Howard:

        We have reviewed the registration statement for Stanley Howard Enfranchise Inc., filed on
Form N-8B-4 with the Securities and Exchange Commission on September 30, 2019. Our preliminary review of your filing indicates that it fails to comply with the requirements of the Investment Company
Act of 1940, the related rules and regulations, and the requirements of the form. Because of these serious deficiencies, you should not assume that your filing may be relied upon for compliance with the federal securities laws. We urge you to promptly correct these deficiencies or deregister i the investment company created by this filing.





Sincerely,

                                                                           /s/
Deborah L. O   Neal


Deborah L. O   Neal

Senior Counsel

cc:     Keith A. OConnell, Branch Chief
        Michael J. Spratt, Assistant Director



               i
                 To deregister the investment company, submit a completed Form N-8F, available at
               https://www.sec.gov/files/formn-8f.pdf. See also IM Guidance Update 2014-05 - Deregistration of Investment Companies: Applications on Form N-8F (April 2014), available at
               https://www.sec.gov/investment/im-guidance-2014-05.pdf.